UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: April 27, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 27, 2011.
99.2	Press release dated April 27, 2011, entitled "CNOOC Limited Announces First Quarter Results."

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2011 (ended 31 March 2011). The comparative statistics for the first quarter of 2010 (ended 31 March 2010) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2011 (ended 31 March 2011). The comparative statistics for the first quarter of 2010 (ended 31 March 2010) are also disclosed in this announcement.

The Company achieved a total net production of 85.2 million barrels of oil equivalent (BOE) for the first quarter of 2011, representing an increase of 26.6% year over year (YoY).

For the first quarter of 2011, the Company made five new discoveries and successfully drilled six appraisal wells offshore China.

On the development side, Jinzhou 25-1 project offshore China commenced production successfully. Other major projects were progressing as planned.

In the first quarter of 2011, the Company purchased a 33.3% undivided interest in Chesapeake’s Niobrara project. In addition, the Company and Tullow Oil plc entered into agreements for the acquisition of its one-third interests in each of Exploration Areas 1, 2 and 3A in Uganda. The transaction is expected to be completed in the first half of 2011.

Benefiting from increased oil and gas production and higher realized prices, the total unaudited revenue of the Company reached approximately RMB48.51 billion for the first quarter of 2011, representing a significant increase of 59.1% YoY. During the period, the Company’s average realized oil price increased 32.7% YoY to US$99.98 per barrel. The Company’s average realized gas price was US$4.81 per thousand cubic feet, representing an increase of 8.6% YoY.

For the first quarter of 2011, the Company's capital expenditure reached approximately RMB6.40 billion, representing an increase of 10.3% YoY.

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First Quarter and Year-to-Date Net Production Summary (Unaudited)

	2011		2010
Crude Oil & Liquids (mmbbls)	Q1	YTD	Q1	YTD
Bohai Bay	39.6	39.6	30.4	30.4
Western South China Sea	7.5	7.5	7.6	7.6
Eastern South China Sea	11.9	11.9	9.8	9.8
East China Sea	0.03	0.03	0.01	0.01
Overseas	9.8	9.8	7.2	7.2
Subtotal (mmbbls)	68.8	68.8	55.0	55.0

Natural Gas (bcf)
Bohai Bay	12.1	12.1	9.8	9.8
Western South China Sea	34.7	34.7	26.9	26.9
Eastern South China Sea	15.1	15.1	10.3	10.3
East China Sea	1.7	1.7	0.5	0.5
Overseas	33.1	33.1	24.1	24.1
Subtotal (bcf)	96.7	96.7	71.6	71.6

Total Net Production (mmboe)	85.2	85.2	67.3	67.3

2

First Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (millions)				US$ (millions)
	2011		2010		2011		2010
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude oil and liquids	45,154.8	45,154.8	27,990.9	27,990.9	6,857.6	6,857.6	4,100.0	4,100.0
Natural gas	3,059.5	3,059.5	2,165.1	2,165.1	464.7	464.7	317.1	317.1
Marketing revenue, net	39.8	39.8	44.2	44.2	6.0	6.0	6.5	6.5
Others	256.6	256.6	293.1	293.1	39.0	39.0	42.9	42.9
Total	48,510.7	48,510.7	30,493.3	30,493.3	7,367.3	7,367.3	4,466.5	4,466.5

Capital Expenditures
Exploration	1,996.6	1,996.6	927.3	927.3	303.2	303.2	135.8	135.8
Development	3,277.3	3,277.3	3,094.2	3,094.2	497.7	497.7	453.2	453.2
Production	1,128.5	1,128.5	1,781.2	1,781.2	171.4	171.4	260.9	260.9
Total	6,402.4	6,402.4	5,802.7	5,802.7	972.3	972.3	849.9	849.9

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.5846 has been used for the first quarter of 2011, and an exchange rate of US$1 = RMB6.8271 has been used for the first quarter of 2010, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 27 April 2011

3

As at the date of this announcement, the Board comprises:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

4

Exhibit 99.2

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Limited Announces First Quarter Results

(Hong Kong, April 27, 2011) - CNOOC Limited (the “Company", NYSE: CEO, SEHK: 00883) is pleased to announce its results for the first quarter of 2011.

During the period, the Company achieved a total net production of 85.2 million barrels of oil equivalent (BOE), representing an increase of 26.6% year-on-year (YoY).

For the first quarter of 2011, the Company made five new discoveries and successfully drilled six appraisal wells offshore China. Within the period, Jinzhou 25-1 project offshore China commenced production successfully. Other major projects were progressing as planned.

In the first quarter of 2011, the Company purchased a 33.3% undivided interest in Chesapeake’s Niobrara project. In addition, the Company and Tullow Oil plc entered into agreements for the acquisition of its one-third interests in each of Exploration Areas 1, 2 and 3A in Uganda. The transaction is expected to be completed in the first half of 2011.

Benefiting from increased oil and gas production and higher realized prices, the total unaudited revenue of the Company amounted to approximately RMB48.51 billion for the first quarter of 2011, representing a significant increase of 59.1% YoY. During the period, the Company’s average realized oil price rose 32.7% YoY to US$99.98 per barrel. The Company’s average realized gas price was US$4.81 per thousand cubic feet, up 8.6% YoY.

For the first quarter of 2011, the Company's capital expenditure reached approximately RMB6.40 billion, representing an increase of 10.3% YoY.

Mr. Yang Hua, Chief Executive Officer of the Company commented,“ We have recorded excellent first quarter results driven by our efficient operation and higher realized oil prices. Meanwhile, we have made great progress in overseas development, which will provide a strong support for our reserve and production growth in the future.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.

*** *** *** ***
For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com